UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Garmin Ltd.
(Name of Issuer)

Registered Shares
(Title of Class of Securities)

H2906T 109
(CUSIP Number)

July 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H2906T 109	Page 2 of 6 pages

1	Names of Reporting Persons Jonathan Burrell
2	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [X]

3	SEC Use Only

4	Citizenship or Place of Organization		USA

Number of Shared Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	12,060,000
	6	Shared Voting Power	16,565,570
	7	Sole Dispositive Power	12,060,000
	8	Shared Dispositive Power	16,565,570

9	Aggregate Amount Beneficially Owned by Each Reporting Person		28,625,570

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]

11	Percent of Class Represented by Amount in Row (9)		14.97%

12	Type of Reporting Person		IN

CUSIP No. H2906T 109	Page 3 of 6 pages

Item 1(a)                      Name of Issuer:  Garmin Ltd.

Item 1(b)                      Address of Issuer's Principal Executive Offices: Mühlentalstrasse 2, 8200 Schaffhausen, Switzerland

Item 2(a)                      Name of Person Filing:  Jonathan Burrell

Item 2(b)                      Address of Principal Business Office or, if none, Residence:  P.O. Box 507, Stillwell, KS 66085

Item 2(c)                      Citizenship:  USA

Item 2(d)                      Title of Class of Securities:  Registered Shares

Item 2(e)                      CUSIP Number:  H2906T 109

Item 3.	If this statement is filed pursuant to § § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [   ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [   ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [   ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [   ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [   ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [   ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [   ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [   ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [   ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [   ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [   ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. H2906T 109	Page 4 of 6 pages

Item 4.	Ownership

(a)           Amount beneficially owned:
15,702,000 of the 28,625,570 Registered Shares reported are held by The Gary L. Burrell Revocable Trust, over which Registered Shares the reporting person shares voting and dispositive power with his father, Gary L. Burrell, for whom the reporting person is attorney-in fact.

863,570 of the 28,625,570 Registered Shares reported are held by The Judith M. Burrell Revocable Trust, over which Registered Shares the reporting person shares voting and dispositive power with his mother, Judith M. Burrell, for whom the reporting person is attorney-in fact.

9,000,000 of the 28,625,570 Registered Shares reported are held in three Charitable Lead Annuity Trusts, over which Registered Shares the reporting person has the sole voting and dispositive power.

3,000,000 of the 28,625,570 Registered Shares reported are held in a Delaware limited liability company, over which Registered Shares the reporting person has the sole voting and dispositive power.

60,000 of the 28,625,570 Registered Shares reported are held in the reporting person's revocable trust, over which Registered Shares the reporting person has the sole voting and dispositive power.
		28,625,570

(b) Percent of class:		14.97%

(c) Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote:	12,060,000
(ii)	shared power to vote or to direct the vote:	16,565,570
(iii)	sole power to dispose or to direct the disposition of:	12,060,000
(iv)	shared power to dispose or to direct the disposition of:	16,565,570

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following.[   ]

CUSIP No. H2906T 109	Page 5 of 6 pages

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

15,702,000 of the 28,625,570 Registered Shares reported are held by The Gary L. Burrell Revocable Trust, over which Registered Shares the reporting person shares voting and dispositive power with his father, Gary L. Burrell, for whom the reporting person is attorney-in fact.  This trust exists for the benefit of the reporting person's father.

863,570 of the 28,625,570 Registered Shares reported are held by The Judith M. Burrell Revocable Trust, over which Registered Shares the reporting person shares voting and dispositive power with his mother, Judith M. Burrell, for whom the reporting person is attorney-in fact.  This trust exists for the benefit of the reporting person's mother.

9,000,000 of the 28,625,570 Registered Shares reported are held in three charitable lead annuity trusts, over which Registered Shares the reporting person has the sole voting and dispositive power.  These trusts exist to provide annuity payments to charity during the applicable 15-, 20- and 25-year annuity periods of the respective trusts, and thereafter will be for the benefit of the descendants of the reporting person's parents.

3,000,000 of the 28,625,570 Registered Shares reported are held in a Delaware limited liability company, of which the reporting person is the manager with sole voting and dispositive power over the Registered Shares.  The sole members of the Delaware limited liability company are three charitable remainder unitrusts for which the reporting person serves as a co-trustee.  The three charitable remainder unitrusts are for the benefit of one or both of the reporting person's parents during their life or lives.  Upon the death of the parent or surviving parent, the remaining assets of the trust will be distributed to charity.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

[Signature Page Follows]

CUSIP No. H2906T 109	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 4, 2015

/s/ Jonathan Burrell
Name: Jonathan Burrell